[redacted]

15049350

AB 3/16

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH, D.C.
194
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington Blvd., 7th Floor
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael Clancy — (201) 499-1420
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

PB 3/14/15

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2014

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Automated Equity Finance Markets, Inc.

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Automated Equity Finance Markets, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statement, the Company has cumulative net losses since inception of $67,470,406 at December 31, 2014. The Company had a net loss of $1,993,990 for the current year. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 5. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Grant Thornton LLP

New York, New York
March 2, 2015

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
As of December 31, 2014

ASSETS		
Cash equivalents	$	335,131
Accounts receivable (net of allowance for doubtful accounts of $0)		218,479
Other assets		18,281
Total assets	$	571,891
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	28,492
Unearned revenue		74,375
Due to Parent		22,221
Total liabilities		125,088
STOCKHOLDER'S EQUITY		
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		67,917,209
Accumulated deficit		(67,470,406)
Total stockholder's equity		446,803
Total liabilities and stockholder's equity	$	571,891

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of Quadriserv, Inc. (the "Parent"). The Company is a registered Alternative Trading System and operates AQS, an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the AQS marketplace include broker/dealers, prime brokers, agent lenders and hedge funds. The Company does not carry accounts on behalf of securities customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash consists of cash and highly liquid investments with maturities of 90 days or less when acquired. The Company has cash with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition

AQS members pay a one-time application fee when they initially register and an annual subscription fee to be able to transact on the system. The application fee is recognized as revenue when invoiced and the annual subscription fee is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as unearned revenue. Connectivity and transaction fees are invoiced and recognized based on members' monthly activity on AQS. Interest and realized and unrealized gains and losses on Treasury bills and certificates of deposit are recognized on an accrual basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and it is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligation is known, the Company records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

Share-based Compensation

The Parent accounts for share-based compensation pursuant to guidance issued in ASC 718 for accounting and reporting of share-based payments. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE FROM OCC

The Company's receivable from OCC amounted to $126,259 as at December 31, 2014 and was included in Accounts receivable on the Statement of Financial Condition. The Company collected the full amount in January 2015.

4. CAPITAL CONTRIBUTIONS BY THE PARENT

During the year, the Parent made capital contributions of $700,000 to the Company through the forgiveness of payables to Parent.

5. LIQUIDITY AND GOING CONCERN

Currently, the Company's operations are not cash flow positive. The Parent raised $3,400,000 in April 2013 through the issuance of Series 3 Preferred shares of the Parent. The Company has incurred a cumulative loss of $ 67,470,406 since its inception. In February 2015, the Company entered into a Subordinated Loan (the "subordinated Loan") with a third party for $250,000. The loan has a maturity date of March 15, 2016 and pays interest at 5% per annum. This loan will provide additional working capital for the Company and meets the SEC requirements to be treated as capital in the Company's calculation of Net Capital under SEC Rule 15c 3-1. Notwithstanding the Subordinated Loan, the Company will need to raise additional capital in order to meet its on-going obligations and is considering certain plans to accomplish its objective. These conditions raise substantial doubt as to whether the Company will be able to continue as a going concern; the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company's net capital was $336, 302, which was $327,963 in excess of its required level and the Company was in compliance with all other capital ratio requirements.

7. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During the year ended December 31, 2014, the Parent allocated $4,484,070 of expenses to the Company, consisting primarily of cash compensation and benefits, employee share-based compensation, communication, data and technology costs, professional and consulting fees, and depreciation and amortization. Effective October 1, 2014 the Company amended its expense sharing agreement with the Parent as a result of changes in its business and the Company now receives an allocation of 99% of the Parent allocable expenses, up from 85% under the previous agreement. As of December 31, 2014, the Company's due to parent amounted to $22,221 and is included on the statement of financial condition.

Since 2009, the Parent started amortizing the capitalized software as the AQS marketplace was launched in May 2009. The factors considered for deciding the timing and balance to amortize included a review of costs incurred to put the marketplace in a usable condition, timing of significant enhancements or new functionalities, industry and technological innovations and the product life cycle. For the year ended December 31, 2014, the amount allocated for depreciation and amortization of capitalized software was $456,854.

8. TRANSACTION RELATED EXPENSE

These expenses relate to the monthly charges incurred from a one of the Parent's shareholders for connectivity and processing performed through their systems which interact with the Company's AQS platform. During the year, this shareholder agreed to waive payment of a portion of these expenses, which were treated a capital contributions from that shareholder..

9. INCOME TAXES

The Company is included in the consolidated tax return of the Parent and accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2014, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended December 31, 2014 and any other open years.

The Company's deferred tax asset at December 31, 2014, amount to approximately $27 million. The deferred tax asset relates to net operating loss carryforwards for which the Company recorded a full valuation allowance; because it is not more likely than not that the deferred tax asset will be utilized. The net operating loss carryforwards expire in various years through 2034, subject to limitations pursuant to Internal Revenue Code section 382. The Company has 2011 through 2014 as open tax years.

10. CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2014, one customer accounted for approximately 14% of the Company's total revenues.

11. EQUITY INCENTIVE PROGRAM

Effective July 1, 2011, the Parent initiated an Equity Incentive Program ("EIP"). Under the EIP, customers earned up to 3,504,547 warrants convertible into common shares and were issued during November 2014. These warrants were awarded based on the level of maintenance fee revenues earned from the participating members over a two-year period and were fully recognized in the prior years as a decrease in revenues and increase in paid-in capital.

The fair value of the warrants was determined using a valuation model which incorporated several factors including fair value of the common stock, life of the warrants, risk-free interest rate and an expected volatility. The fair value of the Parent's common stock was determined by an independent valuation specialist based on the December 2011 issuance of Series 2 preferred stock, and taking into account the features of all outstanding classes of preferred stock and warrants.

12. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2014 through the date the financial statements were issued. The Company entered into a Subordinated Loan with a third party on February 20, 2015 in an amount of $250,000 the loan carries a 5% interest rate and matures on March 15, 2016. This subordinated loan was approved by FINRA effective on the date of the loan.